DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960

                                 March 15, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir/Madam:

      We have received your comment letter dated March 9, 2006. The response letter of Delta Mutual, Inc. (the "Company") to these comments is attached hereto.

      As President of the Company, this is to confirm that the Company is responsible for the accuracy and adequacy of the disclosure in the filings. I personally review all filings before they are submitted and work closely with the Company's legal counsel and auditor.

      I acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,


/s/ Peter F. Russo

Peter F. Russo
President
Delta Mutual, Inc.

                               DELTA MUTUAL, INC.
                             111 North Branch Street
                             Sellersville, PA 18960


March 15, 2006

Mr. Jorge Bonilla
United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, DC  20549


RE:  Delta Mutual, Inc.
     Form 10-KSB for the year ended December 31, 2004
     Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
     File No. 000-30563


Form 10-KSB

Note 5 Investment in Joint Ventures, page F-18 - F-19

     SEC COMMENT #1: We have read and considered your response to comment three. Please refer to Note 4 on page 11 within Form 10-QSB for the period ending March 31, 2005. Given that you and another entity, Hi-Tech, each own 45% of Delta-Envirotech, please clarify to us how you determined that you will absorb a majority of Delta Envirotech's expected losses in concluding that you are the primary beneficiary. Refer to paragraphs 14, 16, and 17 of FIN 46 (R).

     COMPANY RESPONSE: As of December 31, 2004, the Company had provided Delta-Envirotech with $375,000 of equity capital and a loan of $20,365. No other shareholder or other entity or third party provided any equity or debt funding to Delta-Envirotech in 2004. For the year ended December 31, 2004, Delta-Envirotech had a loss of $415,998. During 2005, the Company loaned an additional $427,000 to Delta-Envirotech, which experienced a loss of $350,616 for the year ended December 31, 2005. No other shareholder or other entity provided any equity or debt funding to, or served as a guarantor of, Delta-Envirotech in 2005.

     The Company will absorb 100% of the losses of Delta-Envirotech based on the conclusion that Company is the primary beneficiary. While the Company is not obligated to fund 100% of the operations, no other shareholder has any contractual obligations to fund the joint venture. Therefore, the entire basis for absorbing the losses from the joint venture will be borne by the Company. The Company will continue to fund the joint venture as needed.

Note 6 - Convertible Debt, pages F-19 - F-20

SEC COMMENT #2: Your response to comment five does not address completely our request for additional information. We note that you plan to restate you financial statements due to the accounting for beneficial conversion feature on the convertible debt under EITF 98-5 and EITF 00-27. On December 1, 2005 the Staff issued Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/division/corpfin/acctdis120105.pdf. Based on the guidance in
Section II.B of this release, you should reevaluate your accounting for the convertible debt issued. For each of the convertible debt as disclosed in Note 6, please explain to us your consideration of this guidance as follows:

      o Explain to us how you considered the criteria in paragraph 12(a) - 12(c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133 in your evaluation of the conversion feature associated with these notes to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133.

      o Provide us with your analysis for each transaction using the conditions outlined in paragraph 4 and 12-32 of EITF 00-19 to support your conclusion relating to paragraph 11(a) scope exemption of SFAS 133. In this regard, it appears that these notes may not meet the definition of converential convertible in paragraph 4 of EITF 00-19 since the notes have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the notes and, as a result, further analysis under paragraphs 12-32 of this guidance is required.

      o If the scope exception of paragraph 11(a) were not met, tell us why you have not considered the conversion feature to be embedded derivatives that is subject to classification and measurement at fair value. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

COMPANY RESPONSE: On July 22, 2005, the Company restated its consolidated financial statements for the year ended December 31, 2004 and the three months ended March 31, 2005 upon advice from its independent auditors. The financial statements for the year ended December 31, 2004 required restatement because of an error in the calculation of allocation of proceeds to warrants and the beneficial conversion feature of its convertible debt. The error was corrected by allocating the proceeds of the warrants and beneficial conversion feature of convertible debt; and not to convertible debt. There was also an adjustment to the valuation of the issued warrants.

The Company considered the criteria in paragraph 12(a) - 12(c) of SFAS No. 133 and the scope exception of paragraph 11(a) of SFAS No. 133 in determining that the embedded conversion features did not meet the criteria of a derivative, and bifurcation was not required. The Company accounted for the convertible debt in accordance with EITF 00-19.

The Company determined the contract for the convertible debt is a conventional convertible instrument. The Company has sufficient authorized and unissued shares to settle the contract considering all other commitments that may require the issuance of stock during the maximum period the contract is outstanding. The reset of the fixed conversion price only occurs if the Company sells shares for less than the conversion price of $0.05. The Company's board of directors, in minutes dated September 16, 2004, prohibited the Company from selling common stock below $0.05 per share. Therefore, the Company does not have to reset the fixed conversion price. The contract contains an explicit limit on the number of shares to be delivered upon conversion. There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC. There are no required cash payments to the counterparty if the shares initially delivered to the counterpart are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. There is no event that is not within the Company's control that could require a net cash settlement. There are no provisions in the contract that grant the counterparty higher rights than those of a shareholder of the stock underlying the contract. There is no requirement in the contract to post collateral at any point for any reason.

Based on the reasons above, which include a cap on the number of shares which could be issued, and the fact that the contract contains no registration rights, where significant liquidated damages could be required to be paid to the holder of the instrument because the Company fails to register the shares, the Company has accounted for the convertible debt as equity and not a liability.

The cap on the number of shares which could be issued at December 31, 2004 has been limited to a conversion price of $.05 per share based on the Board directive as stated above. The total convertible debt subject to the reset conversion price provision is $322,900. Future financial statements will contain expanded disclosure of this fact.

The table below explains the authorized and unissued shares as compared with potential issuances.

                      Conversion Table at December 31, 2004

Authorized shares                                                    100,000,000

Issued shares as of December 31, 2004                                 19,133,571
                                                                    ------------


Unissued shares                                                       80,866,429

Potential issuances at December 31, 2004
convertible debentures, common stock
purchase warrants and employee stock
options - per Form 10-KSB                                             28,533,200
                                                                    ------------

Balance of unissued shares at
December 31, 2004                                                     52,333,229
                                                                    ============

                      Conversion Table at December 31, 2005

Authorized shares                                                    100,000,000

Issued shares as of December 31, 2005                                 35,321,598
                                                                    ------------

Unissued shares                                                       64,678,402

Potential issuances at December 31, 2005
convertible debentures, common stock
purchase warrants and employee stock
options                                                               24,883,200
                                                                    ------------

Balance of unissued shares at
December 31, 2005                                                     39,795,202
                                                                    ============


Also attached is a table of potential issuances of convertible debt and common stock purchase warrants as of the date of their issuance.

SEC COMMENT #3: With respect to the warrants issued in connection with the convertible debt, please tell us how you analyzed the warrants under SFAS 133 and EITF 00-19 as follows:

      o Explain to us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133.

      o Explain to us how you considered the criteria in paragraph 11(a) of SFAS 133 in your evaluation of whether the warrants met the scope exception of paragraph 11 (a) of SFAS 133.

      o Provide us with you analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability.

      o Tell us if the warrant agreements include registration rights and/or liquidated damage provisions and provide copies of the warrant agreements.

      o If the scope exception of paragraph 11 (a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.

COMPANY RESPONSE: Accounting for the warrants was analyzed under SFAS No. 133 and EITF 00-19. The two most common reasons that warrants should be accounted for as liabilities are: (1) the warrants could be required to be settled in cash, if certain events occurred; and (2) the warrants contained registration rights where significant liquidated damage could be required to be paid to the holder of the instrument in the event the Company fails to register the shares under a preset time frame, or where the registration statement fails to remain effective.

The warrants issued by the Company in connection with convertible debt contain neither net settlement per paragraph 6(c) of SFAS 133 nor registration rights and/or liquidated damages provisions. The Company accounted for the warrants in accordance with EITF 00-19. The Company determined the warrants were not a derivative under SFAS No. 133 and using the analysis as described in the convertible debt comment (see response to Comment #2 above), determined that the warrants should be classified as equity and not a liability.

As you requested, a copy of a warrant agreement is attached, which is identical to all of the other warrant agreements issued by the Company.


Should there be any other questions or comments, please contact me at (215) 258-2800.

Sincerely,

/s/ Peter F. Russo

Peter F. Russo President

attachments

                               DELTA MUTUAL, INC.

                          COMMON STOCK PURCHASE WARRANT
                           (Void after March 31, 2006)

DM-2004-W-00-12
This is to certify that, for value received and subject to the conditions herein set forth, United Charities of America, Inc., (the "Warrantholder") is entitled to purchase, at a price per share of Ten Cents ($0.10) per share, 500,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Delta Mutual, Inc., a Delaware corporation (the "Company"), subject to adjustment as provided below (such shares purchasable upon exercise of this Warrant are herein called the "Warrant Stock"). This Warrant, in all events, shall be wholly void and of no effect after March 31, 2006. The amount per share specified above, as adjusted from time to time pursuant to the provisions hereinafter set forth, is herein called the "Purchase Price." This Warrant may be exercised anytime after its issuance. In the event of an exercise of this Warrant, the Warrant holder shall surrender this Warrant to the Company with payment of the Purchase Price (the date of such surrender being herein referred to as the "Date of Exercise").


1. By acceptance of this Warrant, the Warrantholder agrees, for itself and all subsequent holders, that prior to making any disposition of this Warrant or any Warrant Stock, the Warrantholder shall give written notice to the Company describing briefly the manner in which any such proposed disposition is to be made; and no such disposition shall be made unless and until (i) the Company has received an opinion of counsel satisfactory to it to the effect that no registration under the Securities Act of 1933, as amended (the "Act"), is required with respect to such disposition; or (ii) a registration statement with respect to the Warrant or the Warrant Stock has been filed by the Company and declared effective by the Securities and Exchange Commission (the "Commission").

2. (a) If outstanding shares of the Company's Common Stock shall be subdivided into a greater number of shares thereof or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced and conversely, if outstanding shares of Common Stock shall be combined into a smaller number of shares thereof, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of shares of Common Stock purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing
(i) an amount equal to the number of shares issuable pursuant to the exercise of this Warrant immediately prior to such adjustment multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.


   (b) If there shall occur any capital reorganization or reclassification of the Company's Common Stock (other than a change in par value or a subdivision or combination as provided for in subparagraph (a) above), or any consolidation or merger of the Company with or into another corporation, or in the case of any sale, transfer or other disposition to another person, corporation or other entity of all or substantially all the property, assets, business and good will of the Company as an entirety, then, as part of any such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, as the case may be, lawful provision shall be made so that the registered owner of this Warrant shall have the right thereafter to receive upon the exercise hereof the kind and amount of shares of stock or other securities or property which said registered owner would have been entitled to receive if, immediately prior to any such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, as the case may be, said registered owner had held the number of shares of Common Stock which were then purchasable upon the exercise of this Warrant. In any such case, appropriate adjustment (as determined by the Board of Directors of the Company) shall be made in the application of the provisions set forth herein with respect to the rights and interests thereafter of the registered owner of this Warrant such that the provisions set forth herein (including provisions with respect to adjustment of the Purchase Price) shall thereafter be applicable, as nearly as is reasonably practicable, in relation to any shares of stock or other securities or property thereafter deliverable upon the exercise of this Warrant.


      (c) In case the Company shall declare a dividend upon shares of Common Stock payable otherwise than out of earnings or earned surplus and otherwise than in shares of Common Stock or in stock or obligations directly or indirectly convertible into or exchangeable for Common Stock, the Warrantholder shall, upon exercise of this Warrant in whole or in part, be entitled to purchase, in addition to the number of shares of Common Stock deliverable upon such exercise against payment of the Purchase Price therefor, but without further consideration, the cash, stock or other securities or property which the holder of Warrant would have received as dividends (otherwise than out of such earnings or earned surplus and otherwise than in shares of Common Stock or in such convertible or exchangeable stock or obligations), if continuously since the date set forth above such holder (i) had been the holder of record of the number of shares of Common Stock deliverable upon such exercise and (ii) had retained all dividends in stock or other securities (other than shares of Common Stock or such convertible or exchangeable stock or obligations) paid or payable in respect of said number of shares of Common Stock or in respect of any such stock or other securities so paid or payable as such dividends. For purposes of this subparagraph (c), a dividend payable otherwise than in cash shall be considered to be payable out of earnings or earned surplus and shall be charged in an amount equal to the fair value of such dividend as determined by the Board of Directors of the Company.
      (d) In case at any time:
      (i) the Company shall pay any cash or stock dividend upon its Common Stock or make any distribution to the holders of its Common Stock; or
      (ii) the Company shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other rights; or
      (iii) the Company shall effect any capital reorganization or any reclassification of or change in the outstanding capital stock of the Company (other than a stock split, a change in par value, or a change resulting solely from a subdivision or combination of outstanding shares of Common Stock), or any consolidation or merger, or any sale, transfer or other disposition of all or substantially all its property, assets, business and good will as an entirety, or the liquidation, dissolution or winding up of the Company; or

      (iv) the Company shall declare a dividend upon shares of its Common Stock payable otherwise than out of earnings or earned surplus or otherwise than in shares of Common Stock or any stock or obligations directly or indirectly convertible into or exchangeable for Common Stock; then, in any such case, the Company shall cause at least fifteen (15) days' prior notice thereof to be furnished to the Warrantholder at the address of such holder shown on the books of the Company. Such notice shall also specify the date on which the books of the Company shall close, or a record be taken, for such stock dividend, distribution or subscription rights, or the date on which such reclassification, reorganization, consolidation, merger, sale, transfer, disposition, liquidation, dissolution, winding up, or dividend, as the case may be, shall take place, and the date of participation therein by the holders of Common Stock if any such date is to be fixed, and shall also set forth such facts with respect thereto as shall be reasonably necessary to indicate the effect of such action on the rights of the Warrantholder.


      (e) When any adjustment is required to be made in the Purchase Price, the Company shall promptly mail to the Warrantholder a certificate setting forth the Purchase Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Such certificate shall also set forth the kind and amount of stock or other securities or property into which this Warrant shall be exercisable following the occurrence of any of the events specified in subparagraphs (b) or (c) above.

      (f) The Company will, at the request of the Warrantholder, within 120 days after the end of each of its fiscal years, mail to the registered holder of this Warrant at the address of such holder shown on the books of the Company a certificate (if the Company has engaged independent public accountants, such certificate shall be prepared by such independent public accountants) (i) specifying the Purchase Price in effect as of the end of such fiscal year and the number of shares of Common Stock, or the kind and amount of any securities or property other than Common Stock purchasable by the holder of this Warrant and (ii) setting forth in reasonable detail the facts requiring any adjustments made during such fiscal year.

3. The Company agrees that (i) a number of shares of Common Stock and other securities and property sufficient to provide for the exercise of this Warrant upon the basis hereinbefore set forth shall at all times during the term of Warrant be reserved for the exercise hereof, and (ii) during the term of this Warrant, it will keep current in filing any forms and other materials required to be filed with the Commission pursuant to the Act and the Securities Exchange Act of 1934, as amended.

4. Exercise may be made of all or any part of this Warrant by surrendering it, with the purchase form provided for herein duly executed by the registered owner hereof or by the holder's duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full, in lawful money of the United States, of the Purchase Price payable in respect of the Warrant Stock as to which this Warrant is being exercised, as provided in the first paragraph of this Warrant.

If this Warrant is exercised as to less than all of the Warrant Stock, the Company will, upon such exercise, execute and deliver to the registered owner hereof a new Warrant (dated the date hereof) to purchase the Warrant Stock as to which this Warrant was not so exercised. Notwithstanding anything herein to the contrary, each certificate for Warrant Stock issued hereunder shall bear a legend reading substantially as follows (unless the Company receives an opinion of counsel satisfactory to it that such a legend is not required in order to assure compliance with the Act).

            THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THESE SHARES MAY NOT BE SOLD, TRANSFERRED, ASSIGNED OR HYPOTHECATED UNLESS THERE IS AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT COVERING SUCH SHARES OR THE COMPANY RECEIVES AN OPINION OF COUNSEL FOR THE HOLDER OF THESE SHARES REASONABLY SATISFACTORY TO THE COMPANY, STATING THAT SUCH SALE, TRANSFER, ASSIGNMENT OR HYPOTHECATION IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH ACT AND FROM REGISTRATION OR QUALIFICATION REQUIREMENTS OF APPLICABLE STATE SECURITIES LAWS.

5. All shares of Common Stock or other securities delivered upon the exercise of this Warrant shall be validly issued, fully paid and nonassessable and the Company will pay all taxes, if any, in respect of the issuance thereof upon exercise of this Warrant.

6. (a) Subject to the provisions of Paragraph 1 hereof, this Warrant and all rights hereunder are transferable on the books of the Company, upon surrender of this Warrant, with the form of assignment attached hereto duly executed by the registered holder hereof or by his attorney duly authorized in writing, to the Company at its principal office hereinabove referred to, and thereupon there shall be issued in the name of the transferee or transferees, in exchange for this Warrant, a new warrant or warrants or like tenor and date, representing in the aggregate the right to subscribe for and purchase the number of shares which may be subscribed for and purchased hereunder.

      (b) If this Warrant shall be lost, stolen, mutilated or destroyed, the Company, on such terms as to indemnify or otherwise as it may in its discretion reasonably impose, shall issue a new warrant of like denomination, tenor and date as this Warrant so lost, stolen, mutilated or destroyed. Any such new warrant shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed warrant shall be at any time enforceable by anyone.
      (c) The Company may deem and treat the registered holder of this Warrant as the absolute owner of this Warrant for all purposes and shall not be affected by any notice to the contrary.
      (d) This Warrant, including all the rights and obligations granted to the Warrantholder hereunder, shall be specifically enforceable against the Company by the Warrantholder, in addition to and not by way of substitution for, any other remedies available to the Warrantholder, at law or in equity.

7. The Warrantholder shall not, by virtue of ownership of this Warrant, be entitled to any rights whatsoever of a shareholder of the Company, but shall, upon written request to the Company, be entitled to receive quarterly or annual reports, or any other reports to shareholders of the Company. IN WITNESS WHEREOF, the Company has caused this Warrant to be executed as of October 19, 2004, by its duly authorized officer.


                  DELTA MUTUAL, INC.

                  By: /s/ Peter F. Russo
                     ---------------------------
                     Peter F. Russo, President and CEO

                              ELECTION TO PURCHASE

The undersigned hereby irrevocably elects to exercise the right to purchase __________________ shares of Common Stock of Delta Mutual, Inc., the Company represented by this Warrant, and requests that certificates for such shares shall be issued in the name of _________________________________________________________________Name

_________________________________________________________________Address

-----------------------------------------------------------------
                   Social Security or other identifying number

and be delivered to
_________________________________________________________________Name

_________________________________________________________________Address

and if said number of shares of Common Stock shall not be all the shares evidenced by this Warrant, that a new Warrant certificate for the balance of such shares be registered in the name of, and delivered to, the undersigned at the address stated below.


Dated:               ,  200_

Name of Warrantholder:__________________________________________

Address:________________________________________________________

----------------------------------------------------------------



Signature:______________________________________________________

                                   ASSIGNMENT

(To be executed by the registered holder if he desires to transfer the Warrant)

FOR VALUE RECEIVED, ___________________________ hereby sells, assigns and transfers unto ______________________ the right to purchase
______________________________ shares of Common Stock of Delta Mutual, Inc. evidenced by the attached Warrant and does hereby irrevocably constitute and appoint __________________________________________ attorney to transfer the said
Warrant on the books of the Company, with full power of substitution.


------------------------------
Signature


------------------------------
Name of Registered Holder
(Print)


In the presence of:


------------------------------


Address:

------------------------------

------------------------------


NOTICE: The signature to the foregoing Assignment must correspond to the name as written upon the face of the attached Warrant in every particular, without alteration or enlargement or any change whatsoever.

Delta Mutual, Inc.
Attachment to Company Respone # 3 to SEC Comment Letter dated March 9, 2006

      Potential issuances of convertible debt and warrants at dates of issue

             Issuance date     Face/    Conversion       Quoted        Convertible
                             Proceeds     Price         Stk Price      Into shares
                                                    or BS Calculation
Convertible
Debt              05/12/04   $129,160       $0.125              $0.52    1,033,280

                  05/12/04   $193,740       $0.125              $0.52    1,549,920

                  07/01/04   $157,000        $0.05              $0.40    3,140,000

                  07/16/04    $37,500        $0.05              $0.18      750,000

                  09/20/04   $331,500        $0.05              $0.19    6,630,000

                  10/19/04    $25,000        $0.05              $0.26      500,000

                  11/02/04    $12,500        $0.05              $0.25      250,000

                  11/05/04    $25,000        $0.05              $0.23      500,000

                  11/26/04    $50,000        $0.05              $0.35    1,000,000

                           ----------
            Total            $961,400

Warrants          09/20/04                                      $0.25    6,630,000

                  10/19/04                                      $0.26      500,000

                  11/02/04                                      $0.25      250,000

                  11/05/04                                      $0.23      500,000

                  11/26/04                                      $0.35    1,000,000

                                                                        24,233,200

            Issuance date   Conversion      Excess     Allocation   Allocation
                              Value     Conversion Vs   Proceeds     Proceeds
                                       Alloc Proceeds  Bene Conv     Warrants
Convertible
Debt             05/12/04    $537,306        $408,146    $129,160

                 05/12/04    $805,958        $612,218    $193,740

                 07/01/04  $1,256,000      $1,099,000    $157,000

                 07/16/04    $135,000         $97,500     $37,500

                 09/20/04  $1,235,400      $1,083,247    $152,153     $179,347

                 10/19/04    $130,000        $116,724     $13,276      $11,724

                 11/02/04     $62,500         $56,245      $6,255      $6,245

                 11/05/04    $115,000        $103,251     $11,749      $13,251

                 11/26/04    $350,000        $324,979     $25,021      $24,979

                                           ----------  ----------   ----------
            Total                          $3,901,309    $725,855     $235,545

Warrants         09/20/04  $1,456,200

                 10/19/04    $114,800                    =$331500*1456200/(1456200+1235400=2691600)

                 11/02/04     $62,400                    =25000*114800/(114800+130000=244800)

                 11/05/04    $129,700                    =12500*62400/(62400+62500)

                 11/26/04    $349,400                    =25000*129700/(129700+115000=244700)

                                                         =50000*349400/(349400+350000=699400)